[Multiband logo]

August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Perry Hindin – Special Counsel, Office of Mergers and Acquisitions

RE:	Multiband Corporation

Schedule TO-I

Filed July 31, 2013

File No. 005-36987

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated August 2, 2013, to Multiband Corporation (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven M. Bell

Steven M. Bell

Chief Financial Officer and General Counsel